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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-87760

                              PROSPECTUS SUPPLEMENT
                     (To Prospectus dated November 26, 2002)


                                24,911,807 Shares

                            JAG Media Holdings, Inc.

                              CLASS A COMMON STOCK

                         ____________________________

This Prospectus Supplement supplements, amends and forms a part of the Prospectus dated November 26, 2002 on relating to an aggregate of 24,911,807 shares of Class A common stock of JAG Media Holdings, Inc.

                         ____________________________

Custody Only Trading.

JAG Media is considering the implementation of a procedure for transferring Class A Common Stock that could on significantly affect how you can hold and trade your shares.

In the proxy statement for our Annual Meeting which was mailed to our stockholders on or about January 7, 2003, on the Board of Directors of JAG Media announced that it was considering implementing "custody only" trading of the Class A Common Stock as a possible mechanism to protect our stockholders against naked short selling of the Class A Common Stock. Naked short selling occurs when a broker permits its customer to sell shares it does not own and has not borrowed, so it cannot deliver the shares sold to the purchaser. One of the purposes of our earlier recapitalization described in this prospectus under the heading `MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources" was to inhibit such naked short selling. Under "custody only" on trading, shares of the Company's stock would only be issued in the name of beneficial owners. This procedure is on one way to help ensure that short sellers deliver the shares they sell to their purchasers.

In a press release dated January 24, 2003, we announced that our Board had decided to amend our By-Laws to adopt custody only trading. As of that date in excess of 21,000,000 shares (representing in excess of 98% of the votes cast on the matter) had been voted in favor of the custody only trading proposal contained in our proxy statement.

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Our management subsequently reviewed the guidance statement of the Depository
Trust Company (DTC) issued on on January 28, 2003 to all DTC participants which stated that issuers do not have the right to remove their on securities from the DTC system. We then retained counsel to assist us in assessing our options in light of the on guidance statement.

We have not yet determined what further steps to take, if any, in implementing custody only trading.

If implemented, "custody only" trading may be considered to have certain disadvantages, including those set forth below.

o Implementation of this proposal will restrict or limit current or future stockholders from clearing on purchases and sales of our shares in the normal method used by broker-dealers. Accordingly, implementation on of this policy could result in a reduction in the trading of our Class A Common Stock.

o The implementation of "custody only" trading could result in delays in the processing and clearing of on transactions involving the company's shares, which could delay efforts by the company's current or future on stockholders to timely dispose of their shares or to take advantage of favorable market conditions.

o A decline in the trading volume of our Class A Common Stock caused by a transition to "custody only" on trading might have the effect of discouraging an attempt by a third party to take over or otherwise gain on control of JAG Media.

o If enacted, this new trading policy could also adversely affect the decision of certain investors, on including institutional investors, that would otherwise consider investing in our Class A Common Stock. As on a result of the practical implications of the proposal, our stock may be deemed to be less attractive to on certain investors, including managers of certain institutional investors who may hold their shares in bank on nominee names.

o If you are not already a registered stockholder, your broker may charge you a fee if you choose to on obtain and/or hold or process physical share certificates in your own name through your broker. In on addition, you would have to execute a transfer document when you want to sell your shares. It is our on understanding that certain brokerage firms, such as Ameritrade, have notified their clients that they will on not accept any new opening orders in the securities of companies that implement "custody only" trading.

o We entered into a $10 million equity line financing arrangement with Cornell Capital Partners, L.P. on on April 9, 2002. The equity line purchase agreement provides for the purchase by Cornell Capital of up to $10 million worth of shares of our Class A Common Stock over a 24-month period. It is a condition to the equity line that on any given closing date, there shall be at least one bid for the Class A Common Stock on the on Nasdaq OTC Bulletin Board. If this condition is not satisfied, we cannot require Cornell Capital to on purchase our shares. In addition, we note that the obligation of Cornell Capital to complete its purchases on under the equity line is not secured or guaranteed. If the market for our shares

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     diminishes as a result of on "custody only" trading, Cornell Capital might refuse to honor its obligation to us under the equity line and we may not be able to force it to do so or be able to obtain an award for damages in a timely manner. If we are unable to draw in whole or in part on the equity line purchase agreement, our cash, cash equivalents, on and securities will not be sufficient to meet our anticipated cash needs unless we obtain alternative on financing. If we require additional funding and do not obtain it, we may be forced to restructure, file for bankruptcy or cease operations, any of which could cause you to lose all or part of your investment in our on Class A Common Stock.

o The implementation of "custody only" trading will require the Company to incur additional expenses, on including legal fees, printing costs and transfer agent fees and expenses incurred in connection with the on need to issue physical share certificates and maintain the books and records of the transfers of our Class A Common Stock.

o The implementation of "custody only" trading could result in a short-term decline in the trading price on of the company's stock as a result of sales of your securities by institutional investors and others who are unwilling or who may find it impractical to hold certificated positions.

o The implementation of "custody only" trading could result in market makers being unwilling to quote the company's stock, and/or broker-dealers being unwilling to trade the company's stock, thus affecting the on ability of the company's current or future stockholders to timely dispose of their shares or to take on advantage of favorable market conditions.

o The implementation of "custody only" trading could limit the ability of the company's current or future stockholders or others, such as market makers, to take bona fide short positions in the company's stock for risk management or other legitimate purposes.

o The implementation of "custody only" trading could increase the risk of the physical certificates being lost in the mail and/or stolen.

The implementation of "custody only" trading could lead to legal claims being brought against the company and/or its transfer agents by, among others, the Federal and state securities regulators, the self regulatory on organizations that regulate the securities markets and securities market professionals, and persons or entities on currently holding positions in the company's securities in uncertificated or book entry form and/or the nominees through which those persons hold those positions.

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Acquisition of OIL@WORK.

On February 14, 2003, we announced that we had entered into a Letter of Intent, dated February 14, 2003 to acquire OIL@WORK Group, Inc., a privately held Delaware corporation based in Dallas, Texas.

OIL@WORK has invested $4,000,000 over the last three years to reengineer a traditional, but upscale, "concierge" auto repair service as a communications-based auto maintenance business.

Through its BOS Intelligent Technology subsidiary, OIL@WORK is developing a technology platform that, when implemented, will enable it to remotely connect to both its customers and its workforce. The platform permits remote activities such as customer reminders of upcoming service events, in-vehicle communication directly with drivers, remote vehicle diagnostics, online service histories for all customer vehicles, Global Positioning Satellite (GPS) technology to track and direct field technicians efficiently, bar code scanning for efficient management of parts inventories and Web streaming video of field and garage services permitting customers to see their repairs being made. This technology platform would provide OIL@WORK both the opportunity to manage its business more cost effectively and to provide levels of customer service above the industry standard. OIL@WORK is also examining the potential for marketing its technology platform to other automotive "after-sales" service providers.

OIL@WORK is applying its new technology to the auto "concierge" service it provides to tenants of office buildings. Its service allows owners to have their automobiles serviced while they are at work without having to use their own free time or valuable business hours. OIL@WORK is currently offering its services at 34 buildings in the Dallas/Fort Worth area. In 2002, OIL@WORK generated gross revenues of $368,000 from the pilot services it performed in conjunction with carrying out its research and development activities.

The Letter of Intent contemplates that OIL@WORK, the Company and a newly formed wholly owned subsidiary of the Company will enter into an acquisition agreement pursuant to which the merger subsidiary would merge with and into OIL@WORK with OIL@WORK as the surviving corporation. At the effective time of the merger, all issued and outstanding shares of OIL@WORK would be converted into the right to receive an aggregate number of shares of the Company's Class A Common Stock, which upon issuance would represent 50.1% of the Company's outstanding capital stock on a fully diluted basis.

Consummation of the merger is subject to several significant conditions, including, among others, (i) satisfactory completion of due diligence, (ii) Board approval and, in the case of OIL@WORK, requisite stockholder approval,
(iii) the execution of definitive documentation, (iv) the condition that OIL@WORK improve its net equity position by $3.0 million prior to the merger and
(v) various other customary conditions.


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At the closing, it is anticipated that JAG Media will exercise its right to terminate its $10,000,000 equity line with Cornell Capital Partners LP. In addition, Messrs. Gary Valinoti, Stephen J. Schoepfer and Thomas J. Mazzarisi would resign from their positions as executive officers and directors of JAG Media upon consummation of the merger, but would continue to be involved as consultants or employees to our JAG Media LLC or JAG Company Voice LLC subsidiaries for varying periods of time. The former OIL@WORK stockholders together with the existing JAG Media management team would then vote their shares of JAG Media, representing a majority of all of our outstanding shares, in favor of an appropriate name change to better reflect the new overall business of the company and the election of up to seven new OIL@WORK nominees to the Board of Directors.

The transaction with OIL@WORK would trigger the change-in-control provisions in the employment agreements of the existing JAG Media management team, resulting in the issuance of new options to acquire shares of Class A Common Stock and severance payments to such individuals. As part of the transaction, the OIL@WORK stockholders and existing JAG management team have agreed to post-merger lock-up provisions.

There is no assurance that the definitive documentation called for in such letter of intent will ever be executed, or if executed, that the proposed transaction will be consummated.

There are several risks associated with our proposed acquisition of OIL@WORK Group, Inc. If consummated, our proposed acquisition of OIL@WORK Group, Inc., which is described in further detail elsewhere in this prospectus, may present the following risks to our stockholders:

o Our existing stockholders' interest in our company would be significantly reduced as a result of the transaction because we will be issuing the shareholders of OIL@WORK shares of our Class A common stock representing in excess of 50% of the post-closing outstanding shares in the merger, and in addition it would trigger the change-in-control provisions in the employment agreements of Messrs. Valinoti, Mazzarisi and Schoepfer, resulting in the issuance of new options to acquire shares of Class A Common Stock.

o The existing JAG Media management team would also be entitled to severance payments upon a change-in-control of the company, the payment of which could adversely affect our financial condition.

o Because OIL@WORK is engaged in a different line of business than JAG Media, our operations may not be easily integrated and the combined business may never achieve profitability. The business strategy of the combined companies may not be received well by the financial community, and we may have difficulty raising additional capital in the future. If we require additional funding and do not obtain it, we may be forced to restructure, file for bankruptcy or cease operations.

o We depend on the contacts of the existing JAG Media management team within the professional financial community for certain information that we


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     provide to our subscribers. If these individuals resign from their executive officer and director positions in connection with the merger as anticipated and if they do not otherwise continue to be associated with the JAG Media business, our JAG Media business may suffer and we may be unable to attract, hire, train and retain qualified officers to manage this business and your investment in JAG Media could be adversely affected as a result.

o If, as anticipated, a new board of directors consisting entirely of OIL@WORK appointees is elected in connection with the merger, such persons may not possess the industry expertise necessary to build our subscriber base, offer new services or otherwise expand the JAG Media business.

If any of the foregoing risks are realized as a result of the transaction, you could lose all or part of your investment in our Class A common stock.

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Stock Dividend.

On February 14, 2003, we also announced our intention to declare and set a record date for a special stock dividend to our pre-merger stockholders which will be payable as soon as possible after the merger is complete. To effect such dividend, we intend to file a Certificate of Designation with the Secretary of State of the State of Nevada which designates a new series of Class B common stock, par value $0.00001 per share, of JAG Media which will be distributed by dividend to our stockholders of record as of the close of business on the stated record date in the ratio of one share of Series 2 Class B common stock for every 100 shares of Class A common stock. Such shares of Series 2 Class B common stock would be non-voting, have dividend and liquidation rights equal to the Class A common stock and be redeemable, which redemption by us shall be mandatory to the fullest extent permitted by law within six months following final resolution of our pending lawsuit in Texas federal court against various brokerage firms at a redemption price which is the greater of (a) par value or (b) ninety percent of the net proceeds to us of such lawsuit after payment of fees and expenses incurred in connection with such lawsuit and all taxes on net income accrued or paid with respect to such net amount. The stock dividend is intended to insure that the principal benefits of our pending lawsuit accrue to our pre-merger investors.

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Implementation of our proposed stock dividend could limit the transferability of your shares. We do not expect a market for the shares issued in the stock dividend to develop because the shares of Series 2 Class B common stock will not have a CUSIP number and certificates for such shares will specify the beneficial owner. Accordingly, the stock dividend is expected to inhibit short selling of our shares unless the sellers are able to deliver the shares they sell as the stock dividend will only be payable to actual stockholders as of the record date for the dividend. Therefore the dividend, if declared, would present the same risks to stockholders associated with "custody only" trading described above.


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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


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            The Date of this Prospectus Supplement is March 17, 2003












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